SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 18, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

NOTICE TO INVESTORS

BB Banco de Investimento S.A. (“Leading Arranger”), Banco Bradesco S.A., Banco ABN AMRO Real S.A., Banco Itaú BBA S.A. and Banco Santander Brasil S.A. (jointly, the “Arrangers”) inform that, on May 16th, 2006, a registration request for the public distribution of the Company’s debentures of the 1st issuance, under Brasil Telecom S.A.’s First Securities Distribution Program (the “Debentures” and the “Offer”) was filed with the Brazilian Securities and Exchange Commission, Comissão de Valores Mobiliários - CVM (”CVM”).

1. PROSPECTUS AND PRELIMINARY SUPPLEMENT

The Preliminary Prospectus of the Program and the Preliminary Supplement of the Offer will be available in the following addresses and websites of the World Wide Web, as from May 26th, 2006:

BRASIL TELECOM S.A. (THE “ISSUER”)
SIA Sul – Área de Serviços Públicos – Lote D – Bloco B
Brasília – DF
www.brasiltelecom.com.br/ir

BB BANCO DE INVESTIMENTOS S.A.
Rua Senador Dantas, 105, 36º andar – Centro
20031-923, Rio de Janeiro – RJ
www.bb.com.br

BANCO BRADESCO S.A.
Av. Paulista, 1450, 3º andar
06029-900 – São Paulo, SP
www.bradesco.com.br

BANCO ABN AMRO REAL S.A.
Av. Paulista, 1374, 3º andar – Cerqueira César
01310-916 – São Paulo, SP
www.bancoreal.com.br

BANCO ITAÚ BBA S.A.
Av. Brigadeiro Faria Lima, 3400, 4º andar (parte)
04538-132 – São Paulo, SP
www.itaubba.com.br

BANCO SANTANDER BRASIL S.A.
Rua Amador Bueno, 474
04752-005 – São Paulo, SP
www.santander.com.br

CÂMARA DE CUSTÓDIA E LIQUIDAÇÃO – CETIP
Av. República do Chile, 230, 11º andar, Rio de Janeiro, RJ, or
Rua Líbero Badaró, 425, 24º andar, São Paulo, SP
www.cetip.com.br

COMISSÃO DE VALORES MOBILIÁRIOS – CVM (BRAZILIAN SECURITIES AND EXCHANGE COMMISSION)
Rua Sete de Setembro, 111, 5º andar, Rio de Janeiro, RJ, or
Rua Formosa, 367, 20º andar, Centro, São Paulo, SP
www.cvm.gov.br

2. INFORMATION REGARDING THE OFFER (ISSUANCE)

The Offer (Issuance) will be the first offer under the First Securities Distribution Program of the Issuer and the Issuer’s 5th debentures issuance, being the 4th public.

Initially, 108,000 debentures, unsecured, non-convertible into shares, single series, , guaranteed by Brasil Telecom Participações S.A., for public distribution, in a total amount of R$1,080,000,000.00 (one billion, eighty million reais), with par value of R$10,000.00 (ten thousand reais), shall be issued on June 1st, 2006 (the “Par Value” and the “Issuance Date”).

The original number of Debentures of the Issuance may be increased in up to 20% (twenty percent), without the need to file a new request to CVM. The Issuer may also grant to the Arrangers the option to distribute a supplementary lot, intended exclusively to attend the demand in excess, as it may be necessary under the Offer (Issuance), with the original number of Debentures of the Issuance being subject to an increase of up to 15% (fifteen percent). The Debentures that are issued beyond the original amount foreseen shall be distributed under the regime of best efforts. The interest rate (coupon) of the Debentures shall be defined by the Company, upon bookbuilding proceeding to be conducted by the Arrangers.

The Debentures shall be remunerated by interest rates (coupons) of up to 104.30% of the daily average Domestic Interbank Rates of one day, ex-Group, expressed in percent form, with a base of 252 business days, calculated and disclosed daily by the Câmara de Custódia e Liquidação (“CETIP” and the “Domestic Interbank Rate”), calculated exponentially and cumulatively, pro rata temporis per business days. Interest shall be paid semi-annualy.

The Debentures shall mature in 7 years as from the Issuance Date, maturing on June 1st, 2013, without the possibility of extension.

The Debentures will be amortized annually, as of June 1st, 2011, in three tranches corresponding to 33.3%, 33.3% and 33.4% of the Par Value, respectively, and shall benefit from a guarantee by Brasil Telecom Participações S.A.

The Offer (Issuance) was approved by the Extraordinary General Shareholders’ Meeting held on April 28, 2006 and the applicable conditions shall be approved by the Board of Directors’ Meeting.

3. INFORMATION REGARDING THE PROCEDURE OF THE OFFER (ISSUANCE)

The Arrangers will place the Debentures, on a firm commitment basis, without any joint liability among the Arrangers. The public placement of the Debentures will begin after the grant of the registration of the Offer by the CVM, the publication of a notice of the beginning of the Offer (Issuance) and after the Final Supplement is available to investors.

The distribution procedure will comprise the receipt of investment intentions, with no subscription of reserves. Institutional Investors of the relationship of the Arrangers which are willing to acquire debentures shall have priority, including investment funds, even those who are not qualified investors.

The Debentures shall be registered for distribution in the primary market, at CETIP through the Sistema de Distribuição de Títulos – SDT; and for negotiation in the secondary market, at CETIP, through the Sistema Nacional de Debêntures and, in Bolsa de Valores de São Paulo – BOVESPA’s Sistema de Negociação BovespaFix, in accordance with the compensation and settlement controls established by the Companhia Brasileira de Liquidação e Custódia.

4. ESTIMATED DATES AND PLACES FOR DISCLOSURE OF THE DISTRIBUTION

The Issuer and the Arrangers shall disclose the Issuance by means of the distribution of advertising material related to the Issuance, in the period between the date the Preliminary Prospectus Program is made available and the date in which the final remuneration of the Debentures, through Bookbuiding process is defined. Presentations to investors are scheduled to take place on May 31st and June 1st, 2006 in the cities of São Paulo and Rio de Janeiro, respectively. For further information regarding the Debentures, please contact the Issuer and the Arrangers.

The public distribution of the Debentures shall take place after the registration of the Issuance with CVM, the Prospectus is made available to investors and the publication of the respective notice of beginning and shall be intermediated by the Arrangers. All interested investors may subscribe the Debentures using the Sistema de Distribuição de Títulos – SDT’s procedures, controlled by the Câmara de Custódia e Liquidação – CETIP.

The announcement of the beginning and end of the public distribution of Debentures, subject of this Issuance, shall be published on the Diário Oficial da União (Federal Gazette), Jornal de Brasília and Valor Econômico newspapers.

5. COMPLEMENTARY INFORMATION

This Offer (Issuance) shall be subject to registration under the CVM. Further information regarding the Issuance may be obtained with the Issuer and the Arrangers, in the abovementioned addresses.

READ THE PROSPECTUS BEFORE ACCEPTING THE OFFER (ISSUANCE)

The information included in the Preliminary Supplement of the Offer shall be subject to the review of the CVM, which has not yet pronounced itself about the matter. The Preliminary Supplement of the Offer is subject to completion and adjustment. The Prospectus and Final Supplement of the Offer shall be made available to investors on the addresses on item 1 above.

* * *

The Leading Arranger of this Offer (Issuance) is BB Banco de Investimento S.A.

The current public offer (issuance) was elaborated in compliance with ANBID’s self-regulating Code for Public Distribution Offers (Issuance) and Securities Acquisition, approved by ANBID General Meeting and part of the minutes registered in the 4º Oficio de Registro de Pessoas Jurídicas in the city and state of São Paulo, under number 510,718, being the current public offer (issuance) in accordance, therefore, with the minimum information standards contained in the Code. ANBID is not responsible for the referred information, for the quality of the issuer, the participating institutions and the securities which are subject to the public offer (issuance)

"The Debentures have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer